SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ...)*

                                Metals USA, Inc.
                                (Name of Issuer)

                      COMMON STOCK $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   591324 10 8
                                 (CUSIP Number)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 591324 10 8                  13G                     Page 2 of 5 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ARNOLD W.  BRADBURD

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A)[ ]
                NONE
                                                                         (B)[ ]
   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES OF AMERICA

          NUMBER OF                  5   SOLE VOTING POWER

            SHARES                            1,776,032
         BENEFICIALLY                6   SHARED VOTING POWER

           OWNED BY                           0
                                     7   SOLE DISPOSITIVE POWER
             EACH
          REPORTING                           1,776,032
                                     8   SHARED DISPOSITIVE POWER
            PERSON
             WITH                             0

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              1,776,032
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              5.7%
  12    TYPE OF REPORTING PERSON*

                IN

                                    ITEM 1(A)

The name of the issuer is Metals USA, Inc. ("Metals").

                                    ITEM 1(B)

The principal executive office of Metals is Three Riverway, Suite 600, Houston, Texas 77056.

                                    ITEM 2(A)

The reporting person is Arnold W. Bradburd.

                                    ITEM 2(B)

The address of Arnold W. Bradburd is 1800 East Byberry, Pennsylvania 19116-3012.

                                    ITEM 2(C)

Arnold W.  Bradburd is a citizen of the United States of America.

                                    ITEM 2(D)

The class of securities of Metals owned beneficially by Arnold W. Bradburd is common stock, $.01 par value (the "Common Stock").

                                    ITEM 2(E)

CUSIP Number: 591324 10 8

                                     ITEM 3

Not applicable

                                     ITEM 4

(a) The amount of securities beneficially owned by Arnold W. Bradburd is 1,776,032 shares of Common Stock.

(b) The percent of the class of Common Stock beneficially owned by Arnold W. Bradburd is 5.7%.

(c) Arnold W. Bradburd has the sole power to vote or to direct the vote of 1,776,032 shares of the Common Stock and the sole power to dispose or to direct the disposition of 1,776,032 shares of the Common Stock.

                                     ITEM 5

Not applicable
                                     ITEM 6

Not applicable
                                     ITEM 7

Not applicable
                                     ITEM 8

Not applicable
                                     ITEM 9

Not applicable
                                     ITEM 10

Not applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  2/13/98
                                            _______________________________
                                            (Date)

                                            /s/ ARNOLD W.  BRADBURD
                                            _______________________________
                                            (Signature)

                                            ARNOLD D. BRADBURD
                                            _______________________________
                                            (Name/Title)